August 24, 2010

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	SkyPeople Fruit Juice, Inc. Registration Statement on Form S-1 File No. 333-166194

VIA FACSIMILE

Ladies and  Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC, as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on August 24, 2010, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 11, 2010
(ii)	Dates of distribution: June 15, 2010 to June 25, 2010; August 9, 2010 to August 11, 2010; and August 16, 2010 to August 23, 2010
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1 (only to Rodman & Renshaw, LLC)
(iv)	Number of prospectuses so distributed: 675

The undersigned confirms that is has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

RODMAN & RENSHAW, LLC

By:             /s/ Gregory R. Dow
Name:      Gregory R. Dow
Title:        General Counsel